Exhibit X

NEWS RELEASE

Longkloof Limited And New Frontier Media Announce Settlement

Of Proxy Contest And Related Litigation

Channel Islands, July 12, 2012 /PRNewswire/ -- Longkloof Limited and its affiliated entities (collectively, "Longkloof") today announced that they have reached an agreement with New Frontier Media, Inc. (NASDAQ: NOOF) (the "Company") to end the proxy contest related to the Company's 2012 annual meeting of shareholders and the related litigation between the Company and Longkloof that was pending in the United States District Court for the District of Colorado.

Under the terms of the settlement agreement, if the Company does not engage in a sale, merger or similar change of control transaction by December 31, 2012, Longkloof will have the right to designate one person for appointment to the Company's Board, and Longkloof has agreed to terminate its proxy contest, withdraw its notice of intent to nominate four candidates for election to the Company's Board, and not support, for the balance of 2012, any other person in seeking representation on the Company's Board. As part of the settlement agreement, all pending litigation in the U.S. District of Colorado between New Frontier Media and Longkloof will be dismissed by the parties without prejudice and without admission of any wrongdoing by any party.

Longkloof, which beneficially owns approximately 15.9% of the outstanding shares of the Company, also has agreed to certain standstill restrictions which expire no later than December 31, 2012, and the Company has agreed until March 31, 2013 not to take certain actions that would adversely affect Longkloof's ability after expiration of the standstill restrictions to nominate additional candidates for election to the Company's Board.

The agreement also contains customary confidentiality obligations under which the Company will provide to Longkloof the same non-public information that has been provided to other parties in connection with the ongoing publicly announced review of strategic alternatives being conducted by the New Frontier Board's Special Committee of independent directors.

Longkloof is pleased to have worked constructively with the New Frontier Board's Special Committee to reach this outcome. Longkloof looks forward to continuing to participate in the process being overseen by the Board's Special Committee.

The complete agreement will be included by Longkloof as an exhibit to an amendment to its Schedule 13D, which will be filed with the Securities and Exchange Commission.